FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of July 2003


                             KOREA THRUNET CO., LTD.
                            (Name of the Registrant)

                             1337-20, Seocho-2 dong
                                Seocho-ku, Seoul
                                  Korea 137-751
                    (Address of Principal Executive Offices)



          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                       Form 20-F   X    Form 40-F
                                  ---               ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes      No   X
                                    ---      ---




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     This Form 6-K is being filed by Korea Thrunet Co., Ltd. (the "Company") to report the following:

     On June 30, 2003, the Company published a notice in the Korea Economic Daily that the Company would stage a public auction on August 25, 2003 to find a new major shareholder. The Company will be receiving applications from interested bidders until July 15, 2003. According to its selection criteria, the successful bidder will be suggested to use more than half of the acquisition funds to purchase new shares to be issued by the Company and must hold 50% of the newly acquired shares for at least one year. The Company plans to first select two highest bidders based on its detailed selection criteria. The first highest bidder must, within three business days of notification, make payment of 5% of the total acquisition funds to guarantee its performance and execute a memorandum of understanding. The first highest bidder may then conduct its preliminary due diligence investigations for three weeks. If and when an agreement to acquire the Company's shares is finalized, such bidder must provide 10% of the acquisition price at the time of the execution of such agreement as performance guarantee. If the proposed transaction with the first highest bidder is not consummated, the Company will commence negotiations with the second highest bidder.

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             Korea Thrunet Co., Ltd.



Date: July 11, 2003                     By:     /s/ Seok Joong Yoon
                                             -----------------------------
                                             Name:  Seok Joong Yoon
                                             Title: Executive Vice President